Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of St. Jude Medical, Inc. for the registration of St. Jude Medical, Inc. common stock and to the incorporation by reference therein of our reports dated February 27, 2008, with respect to the consolidated financial statements of St. Jude Medical, Inc., and the effectiveness of internal control over financial reporting of St. Jude Medical, Inc., incorporated by reference in its Annual Report (Form 10-K) for the year ended December 29, 2007 and the financial statement schedule of St. Jude Medical, Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
May 16, 2008